

10032773



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NOV 2 6 2010
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189
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-09614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/2009** (MM/DD/YY) AND ENDING **09/30/2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GLICKENHAUS & CO.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 FIFTH AVENUE, 7th FLOOR
(No. and Street)

NEW YORK	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stuart Peyser (212) 953-7868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Glickenhaus and Steven B. Green, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glickenhaus & Co., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA ANN COLUCCI
Notary Public, State of New York
No. 01CO4805394
Qualified in New York County
Commission Expires Jan. 31, 2011



Signature

General Partner

Title



Notary Public



Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

GLICKENHAUS & CO.
(a partnership)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2010

GLICKENHAUS & CO.

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Glickenhaus & Co.

We have audited the accompanying consolidated statement of financial condition of Glickenhaus & Co. (a partnership) (the "Company") as of September 30, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Glickenhaus & Co. as of September 30, 2010 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
November 24, 2010

GLICKENHAUS & CO.
(a partnership)

Consolidated Statement of Financial Condition
September 30, 2010

ASSETS OF GLICKENHAUS & CO.	
Cash	**$ 439,900**
Receivables from brokers, dealers and clearing organizations	**325,781,796**
Securities owned, at fair value (including securities pledged as collateral to third parties of $3,215,233,352)	**3,423,304,381**
Accrued interest receivable	**6,236,844**
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,771,246	**1,420,040**
Other assets	**36,259,524**
	3,793,442,485
ASSETS OF CONSOLIDATED FUNDS	
Securities owned, at fair value	**87,756,528**
Other assets	**9,303,297**
	97,059,825
	$ 3,890,502,310
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities of Glickenhaus & Co.:	
Payables to brokers, dealers and clearing organizations	**$ 2,459,980**
Securities sold under agreements to repurchase	**269,171,964**
Securities sold, not yet purchased, at fair value	**3,163,361,232**
Accrued interest payable	**7,340,873**
Accrued expenses and other liabilities	**2,131,229**
	3,444,465,278
LIABILITIES OF CONSOLIDATED FUNDS	
Accounts payable and accrued expenses	**461,240**
Total liabilities	**3,444,926,518**
Partners' capital attributable to Glickenhaus & Co.	**348,977,206**
Non controlling interests in Consolidated Funds	**96,598,586**
	445,575,792
	$ 3,890,502,310

NOTE A - ORGANIZATION, CONSOLIDATION POLICY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Glickenhaus & Co. (the "Company") is a limited partnership primarily engaged as an investment advisor and securities broker-dealer conducting business with institutional and individual clients and other broker-dealers located primarily in the northeastern United States. The Company is registered with the Financial Industry Regulatory Agency ("FINRA").

The accompanying consolidated financial statement includes the accounts of the Company and those investment entities ("Consolidated Funds") which are consolidated into Glickenhaus & Co., notwithstanding the fact that Glickenhaus & Co. may only have a partial economic interest in the Consolidated Funds. Consequently, the Company's statement of financial condition reflects the assets and liabilities of the Glickenhaus & Co and the Consolidated Funds on a consolidated basis.

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810, "Consolidation", Glickenhaus & Co. consolidates those Funds in which it is the general partner or managing member and is presumed to have control over the Consolidated Funds. The Company adopted recently issued accounting guidance contained within ASC 810, which changed the accounting and reporting for non-controlling interests in a consolidated statement of financial condition. These interests are now classified as a component of partners' capital. The ownership interests in the Consolidated Funds not owned by the Company are reflected as non-controlling interests in Consolidated Funds in the consolidated statement of financial condition. The consolidation of the Consolidated Funds has no effect on Glickenhaus & Co.'s partners' capital.

The Company has retained the specialized accounting for the Consolidated Funds in accordance with ASC 810-10-25-15, "Retention of Specialized Accounting for Investments in Consolidation." Accordingly, the Company reports the investments of the Consolidated Funds on the consolidated statement of financial condition at their fair value (see Note F). Additionally, various disclosures relevant to the Consolidated Funds, specifically the Consolidated Funds' investment activities and holdings have been included in the footnotes on a consolidated basis.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

Securities owned, securities sold, not yet purchased, and open futures and options contracts are valued at fair value, and the resulting realized and unrealized gains and losses are reflected in partners' capital. Principal transactions, commission revenue and related expenses are recorded on a trade-date basis.

Securities loaned are recorded at the amount of cash collateral received which is in excess of the fair value of the securities.

Federal and state income taxes have not been provided for since the Partners are individually liable for their own tax payments. The Company is liable for the New York City unincorporated business tax.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - ORGANIZATION, CONSOLIDATION POLICY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under ASC 820, fair value measurements are not adjusted for transaction costs. ASC 820 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Level 1 assets and liabilities are valued on the last business day of the fiscal year at the last available reported sales price on the primary securities exchange on which the security is traded.

Level 2 assets and liabilities are valued based on market data available on the last business day of the fiscal year. For the Company's investments in limited partnerships and other funds, which invest in a variety of securities and financial instruments some of which do not have readily available market prices, it is the General Partners' policy to consider the valuation provided by the underlying partnership or fund or their administrator, which is based on the computed net asset value of the entity. Each of the limited partnerships and the funds value assets and liabilities in accordance with the terms and conditions of their respective limited partnership or operating agreement. Investments in limited partnerships and other funds which the Company has the ability to redeem within a reasonable period of time after year end, at reputed net asset value, are classified within Level 2 of the fair value hierarchy.

The values assigned to securities owned and securities sold, not yet purchased and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

NOTE B - SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements") or securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions and are carried at the amounts at which they will be subsequently resold or repurchased plus accrued interest. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor obtains from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement.

The estimated fair value of the reverse repurchase agreements and the repurchase agreements approximates the carrying amount due to the short-term nature of the instruments.

NOTE B - SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE (CONTINUED)

The fair value of collateral accepted by the Company under reverse repurchase agreements was $2,970,223,494, substantially all of which has been sold or re-pledged. Collateral received from counterparties is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate.

Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under ASC 210, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements." At September 30, 2010, the Company's assets and liabilities decreased by $2,968,297,701 as a result of the application of ASC 210.

NOTE C - CREDIT FACILITIES

The Company has a letter of credit with a financial institution in the amount of $6,428,000. As of September 30, 2010, no drawings were made against this letter of credit.

NOTE D - CLEARING AGREEMENT

Pursuant to a clearing agreement (the "Agreement"), all customer securities transactions are introduced and cleared on a fully disclosed basis through a clearing broker that is a member of the New York Stock Exchange Inc. (the "NYSE"). Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (the "SEC") Rule 15c3-3(k)(2)(ii).

The Agreement states that the Company will assume customer obligations should a customer of the Company default. As of September 30, 2010, amounts owed to the clearing broker by customers were adequately collateralized by securities owned by the customers.

NOTE E - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables represent the Company's fair value hierarchy for these assets and liabilities measured at fair value on a recurring basis as of September 30, 2010:

Glickenhaus & Co. (in thousands)

	Total	Level 1	Level 2	Level 3
Securities owned, at fair value:				
U.S. government obligations	$ 3,221,131	$ 3,221,131		
Corporate stock	185,258	185,210	$ 48	
Municipal obligations	19,633		19,633	
Options	3,519	3,516	3	
Interests in investment partnerships	16,404		16,404	
	$ 3,445,945	$ 3,409,857	$ 36,088	
Securities sold, not yet purchased, at fair value:				
U.S. government obligations	$ 3,167,686	$ 3,167,686		
Options	3,016	2,993	$ 22	$ 1
	$ 3,170,702	$ 3,170,679	$ 22	$ 1

NOTE E - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Investments Owned by Consolidated Entities

	Total	Level 1	Level 2	Level 3
Securities owned, at fair value:				
Corporate stock	$87,656,068	$87,656,068		
Municipal obligations	100,460		$ 100,460	
	$87,756,528	$87,656,068	$ 100,460	

The following summarizes changes in fair value of the Level 3 assets for the year ended September 30, 2010. The information reflects gains and losses for the full year for assets categorized as Level 3 as of September 30, 2010. The information does not include gains or losses for assets that were transferred out of Level 3 prior to September 30, 2010.

	Interests in Investment Partnerships	Securities Sold, not yet Purchased
Balance - beginning of year	$ 14,552	
Contributions/purchases	1,777	$ 1
Withdrawals	(361)	
Net increase in unrealized depreciation on investments	436	
Transfers out	(16,404)	
Balance - end of year	$ 0	$ 1
Change in unrealized depreciation on investments	$ 1,967	$ 1

GLICKENHAUS & CO.
(a partnership)

Notes to Consolidated Statement of Financial Condition
September 30, 2010

NOTE F - SCHEDULE OF INVESTMENTS

The following table presents information about the investments in securities at fair value and financial instruments of the consolidated investment entities as of September 30, 2010:

	Shares/ Principal	Market Value	Percentage of Net Assets
Investments in equity securities			
Equity securities - airlines			
United States:			
Other (cost $600,491)	20,800	$ 386,682	0.40%
Equity securities - banks			
United States:			
Other (cost $4,451,049)	150,000	2,766,098	2.86%
Equity securities - biotechnology			
United States:			
Other (cost $1,699,005)	29,600	1,631,256	1.69%
Equity securities - building materials			
United States:			
Other (cost $107,350)	14,400	129,312	0.13%
Equity securities - chemicals			
United States:			
Other (cost $1,649,118)	58,700	1,817,822	1.71%
Equity securities - coal			
United States:			
Other (cost $1,140,176)	54,740	1,804,528	1.75%
Equity securities - commercial services			
United States:			
Other (cost: $145,550)	7,100	178,991	0.19%
Equity securities - computers			
United States:			
Other (cost: $3,962,430)	73,400	5,444,930	5.64%
Equity securities - electric			
United States:			
Other (cost: $314,223)	45,400	597,010	0.62%
Equity securities - healthcare-products			
United States:			
Other (cost: $3,514,948)	67,600	3,646,996	3.78%

GLICKENHAUS & CO.
(a partnership)

Notes to Consolidated Statement of Financial Condition
September 30, 2010

NOTE F - SCHEDULE OF INVESTMENTS (CONTINUED)

	Shares/ Principal	Market Value	Percentage of Net Assets
Equity Securities - holding companies-diversified			
Greece:			
Other (cost: $75,099)	11,000	$ 60,500	0.06%
Equity securities - insurance			
Bermuda:			
Other (cost $101,280)	3,400	111,996	0.12%
United States:			
Other (cost $7,922,354)	214,040	9,760,207	10.10%
Total insurance equity securities (cost $8,023,634)	**217,440**	**9,872,203**	**10.22%**
Equity Securities - internet			
United States:			
Other (cost: $1,046,770)	65,500	991,015	1.03%
Equity Securities - iron/steel			
United States:			
Other (cost: $99,216)	200,000	1,005,486	1.04%
Equity securities - mining			
United States:			
Other (cost: $4,923,047)	221,400	2,681,154	2.78%
Equity securities - miscellaneous manufacturing			
Ireland:			
Other (cost: $1,758,784)	43,600	1,556,956	1.61%
Equity securities - office/business equipment			
United States:			
Other (cost: $3,556,859)	240,200	2,486,070	2.57%
Equity securities - oil & gas			
Canada:			
Other (cost: $2,005,386)	98,050	2,065,512	2.14%
Switzerland:			
Other (cost: $56,458)	2,000	67,580	0.07%
United States:			
Pioneer Natural Resources Co.	68,400	4,448,052	4.60%
Other	226,130	10,080,077	10.44%
Total United States (cost: $10,277,864)	**294,530**	**14,528,129**	**15.04%**
Total oil & gas equity securities (cost: $12,339,708)	**394,580**	**16,661,221**	**17.25%**

NOTE F - SCHEDULE OF INVESTMENTS (CONTINUED)

	Shares/ Principal	Market Value	Percentage of Net Assets
Equity securities - oil & gas services			
United States:			
Other (cost: $909,671)	67,100	$ 677,879	0.70%
Equity securities - packaging & containers			
United States:			
Other (cost: $1,098,004)	75,500	1,749,335	1.81%
Equity securities - pharmaceuticals			
United States:			
Other (cost: $5,435,246)	248,300	5,599,478	5.80%
Equity securities - pipelines			
United States:			
Enterprise Products Partners	188,600	7,481,762	7.75%
Other	272,462	11,452,353	11.86%
Total United States (cost: $11,948,165)	**461,062**	**18,934,115**	**19.61%**
Equity securities - retail			
United States:			
Other (cost: $101,995)	3,800	150,670	0.16%
Equity securities - transportation			
Bermuda:			
Other (cost: $83,852)	4,300	55,943	0.06%
Greece:			
Other (cost: $6,263,722)	672,028	5,423,330	5.61%
Hong Kong:			
Other (cost: $ 277,200)	13,200	162,888	0.17%
Jersey			
Other (cost: $455,244)	53,500	220,955	0.23%
United States			
Other (cost: $2,280,666)	185,201	963,245	1.00%
Total transportation equity securities (cost: $9,360,684)	**928,229**	**6,826,361**	**7.07%**
Total equity securities (cost $78,261,222)	**3,699,451**	**87,656,068**	**90.48%**
Investments in municipal bonds:			
United States			
Other (cost: $104,295)	100,000	100,460	0.10%
Total municipal bonds (cost $104,295)	**100,000**	**100,460**	**0.10%**
Total investments (cost $78,365,517)		**$ 87,756,528**	**90.58%**

NOTE G - OTHER ASSETS

Included in other assets are loans to affiliates of $10,456,416; interests in investment partnerships of $16,403,694; a loan to a related party of $2,746,805; receivable for advisory fees of $2,597,024 and $4,055,585 of receivables and prepaid expenses and other assets. [See also Note I.]

NOTE H - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that minimum net capital be equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At September 30, 2010, the Company had net capital of $223,007,283, which exceeded minimum net capital requirements by $222,757,283.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE I - RELATED PARTY TRANSACTIONS

Included in other assets are loans to affiliates, which represent entities into which some of the Partners are invested. The loans to affiliates were $10,456,416, including accrued interest, as of September 30, 2010 and are collateralized by properties owned by the affiliates. These loans have no scheduled maturity and bear interest at fluctuating rates based on federal funds interest rates (see also Note G).

The Company has an outstanding loan to a related party in the amount of $2,746,805 including accrued interest. The loan matures on February 25, 2018 and carries interest at the applicable federal rate (see also Note G).

NOTE J - COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space under a lease agreement expiring on December 31, 2014. The lease is subject to escalation charges based on certain costs incurred by the landlord. Minimum rentals, excluding escalation, under the lease agreement are approximately as follows (in thousands):

Year Ending September 30,	
2011	$ 438
2012	438
2013	438
2014	438
2015	110
	$ 1,862

Deferred rent of approximately $342,000 is included in accrued expenses and other liabilities.

NOTE J - COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

The Company has purchased "split-dollar" life insurance policies (the "Plan") for four of the Partners. The Company has a lien against the cash surrender value of the policies, to the extent of premiums paid. Upon termination of the Plan, the Company will be entitled to receive the proceeds from the policies up to the amount of the premiums it paid.

NOTE K - OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK AND DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into financial transactions as principal or agent where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions.

The Company's trading activities include purchases and short sales of U.S. government securities as well as the purchases and sales of financial futures and options on financial futures. Subsequent market fluctuations may require purchasing or selling the securities at prices that may differ from the market value reflected on the statement of financial condition.

Counterparty credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Customer transactions are cleared through a clearing broker on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with its margin requirements. Securities transactions entered into as of September 30, 2010, were settled subsequent thereto with no material adverse effect on the Company's Statement of Financial Condition.

NOTE L - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 24 2010, the date that this financial statement was available to be issued.